Exhibit 99.1

Stellantis to Host Software Day 2021 on December 7

AMSTERDAM, November 18, 2021 - Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) (“Stellantis”) announced today it will host Software Day 2021 on Tuesday, December 7, 2021 at 4:00 p.m. CET / 10:00 a.m. EST.

Carlos Tavares, Chief Executive Officer, will share Stellantis’ software strategy for fully connected, clean, safe, personalized and affordable mobility that fits seamlessly into customers’ lives, magnifying our 14 iconic brands.

Details for accessing the event are available under the Investors section of the Stellantis corporate website at www.stellantis.com. A recorded replay will be accessible under the Investors section of the Stellantis corporate website after the event.

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis leverages its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

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For more information contact:
Valérie GILLOT: +33 6 83 92 92 96 - valerie.gillot@stellantis.com
Pierre-Olivier SALMON: +33 6 76 86 45 48 - pierreolivier.salmon@stellantis.com
Shawn MORGAN: +1 248 760 2621 - shawn.morgan@stellantis.com
Andrea PALLARD: +39 335 873 7298 - andrea.pallard@stellantis.com
communications@stellantis.com www.stellantis.com